Exhibit 4.16

Service Provider Agreement

That was written and signed on the 5th day of the month of April 2016

By and between

L & S. Light and Strong Ltd.

Co. no. 514030741

Ha- Adom St. Industrial Zone Kanot, P.O. Box 7042

Gedera 707000

 (hereinafter: the “Company”)

Of the first part;

And

Yair Ramati, identity Certificate no. 05225232-7

Of Kochav Yair, P.O. Box 482 ___________, _____________

(hereinafter: the “Service Provider”)

Of the second part;

Whereas	the Company is a private Company that was incorporated in Israel and that specializes in the manufacture of products from composite materials;

And whereas:	the Company wishes to employ the Service Provider as the chairman of the board of directors of the Company in a manner and under the terms as set forth in this agreement hereafter and the Service Provider agrees to this;

And whereas:	according to the Companies Law, 5759 – 1999 (hereinafter: the “Companies Law”) the payment in consideration for the services that shall be paid to the Service Provider by the Company is subject to the approvals of the authorized organs in the Company: the board of directors of the Company and the general meeting of the shareholders which have not yet been received at the time of signing this agreement;

And whereas:	the parties wish to regulate their relationship and to put in writing, all as set forth in this agreement hereafter;

Therefore, it has been stipulated, declared and agreed between the parties as follows:

1.	Introduction

1.1.	The preamble of this agreement and the parties’ declarations in it constitute an integral part of it.

1.2.	The titles of the sections are for the purpose of convenience only and no weight shall be given to them in the interpretation of this agreement.

1.3.	The appendixes of this agreement constitute an integral part of this agreement and are part of its terms. In the event of a contradiction the provisions of the appendixes shall prevail over the agreement.

2.	The Contractual Engagement

2.1.	The Service Provider shall provide to the Company in the framework of the contractual engagement pertaining to this agreement his services as an active chairman of the board of directors in the Company (hereinafter: the “Services”) and occasional tasks from time to time at the request of the CEO and the owner.

2.2.	The services shall be provided by the Service Provider by himself and the Service Provider shall not be entitled to assign his rights according to this agreement to third parties.

2.3.	During the period of the contractual engagement (as defined in section 4.1 hereafter), the Service Provider shall invest his time and effort in fulfilling his job as an active chairman of the board of directors in the Company under a scope of services that is parallel to the scope of 20% position in a quarterly average_____________________

2.4.	The Service Provider undertakes to fulfill his position in the Company faithfully and with dedication and to invest his time, efforts, experience and knowledge in the fulfillment of his position and in the advancement of the Company’s business subject to the policy of the Company, as it shall be from time to time and in accordance with decisions that shall be made in the Company’s board of directors, in accordance with what is agreed in the framework of this agreement. The Service Provider shall not engage in other activities in a manner that shall prevent him from meeting his undertakings according to this agreement.

3.	Supervision of the Company

The services shall be given by the Service Provider to the Company and the Service Provider in the framework of his position shall be subject directly to the board of directors of the Company.

4.	The Period of the Contractual Engagement

4.1.	The period of the contractual engagement according to this agreement shall begin on the date a notice was delivered on behalf of the Service Provider of the commencement of the contractual engagement period (wherein the notice shall be given by the Service Provider after the Service Provider shall retire from his prior place of employment (the Ministry of Defense), and it shall continue as long as any of the parties has not notified of his wish to terminate the contractual engagement (hereinafter the “Period of the Contractual Engagement”).

4.2.	Notwithstanding the provisions in section 4.1 above, each of the parties of this agreement is entitled to terminate the period of the contractual engagement according to this agreement for any reason, provided that they gave an advance written notice of 2 months in advance to the other party and this shall not be considered as a breach of the agreement (hereinafter: “Advance Notice” and “Advance Notice Period”, respectively).

4.3.	In any event that one of the parties shall notify of the termination of the agreement as mentioned in section 4.2 above, the Service Provider shall continue to give services according to this agreement up to the end of the early notice period unless he is otherwise requested by the Company, provided that all of the consideration for the early notice period or the balance of the early notice period, respectively shall be paid to the Service Provider. During the period of the early notice, the Service Provider undertakes to do everything that he can in order to help the Company perform an organized transfer of the position to a person that shall be appointed for this on behalf of the Company.

4.4.	Notwithstanding the provisions in section 4.2 it is agreed between the parties that the Company is entitled to terminate the contractual engagement with the Service Provider, immediately, without any advance notice, in each of the following cases:

4.4.1.	The Service Provider has materially breached his undertakings according to this agreement.

4.4.2.	The Service Provider was convicted for performing a shameful criminal offense.

4.4.3.	The Service Provider has abused his position in the Company or has breached his fiduciary duty towards the Company;

4.4.4.	The Service Provider has entered into bankruptcy proceedings.

4.4.5.	The Service Provider has passed away and/or has lost his legal competency and/or has lost his ability to work for a period that exceeds 45 days.

4.5.	If the Service Provider’s work has ended or has been terminated for any reason, including but not only, in accordance with the aforesaid in this section, the Service Provider undertakes to return to the Company, to a place where the Company shall instruct him, immediately and without any delay, any written material and/or printed material and/or recorded material and/or typed material and/or any other information that he has in his possession.

4.6.	The Service Provider undertakes to refund to the Company any equipment and/or property that belongs to the Company and that is in his possession, in proper condition as it was given to the Service Provider, except for natural wear and tear for the reasonable use of the property.

5.	Consideration and Benefits

5.1.	In consideration for providing the services and fulfilling all of the undertakings of the Service Provider in accordance with this agreement, the Company shall grant to the Service Provider 1,903,796 options of the Company which are convertible into 1,903,796 shares of the Company according to an agreement to grant options that shall be signed by the parties at the same time of signing this agreement. The options shall be granted under the terms and in accordance with the current option plan of the Company, attached hereto as Appendix A and in accordance with the option agreement that is attached hereto as Appendix B.

5.2.	The grant of options shall be performed in accordance and subject to the approvals required according to the law.

5.3.	It is agreed that in addition to the grant of options the Service Provider shall be entitled to consideration as set forth hereafter:

5.3.1.	The sum of 10,000 NIS gross for each of the months in which the Service Provider shall provide the services to the Company.

5.3.2.	At the time when the Company shall complete an aggregate raising of capital in the sum of 5 million U.S. Dollars (such that the raising of capital shall be counted from the commencement of employment of the offeree/ Service Provider) the monthly consideration shall be raised to 15,000 NIS gross for each of the months in which the Service Provider shall provide the services to the Company.

5.3.3.	At the time when the Company shall complete an aggregate raising of capital in the sum of 7.5 million U.S. Dollars (such that the raisinge of capital shall be counted from the commencement of employment of the offeree/ Service Provider) the monthly consideration shall be raised to 20,000 NIS gross for each of the months in which the Service Provider shall provide the services to the Company.

5.4.	The parties declare and agree that the payment is total payment for all the hours that the Service Provider shall perform for the Company, including work hours beyond regular work hours of the Company, and that it is acceptable and agreed by the Service Provider that this number duly reflects the additional hours that he actually performs. The additional payment shall be paid in any event as part of the monthly salary.

5.5.	In addition, the Service Provider shall be entitled to a refund of costs with respect to discussions in Israel (parking, hospitality if requested etc.). If the Company shall request that the Service Provider travel abroad, he shall be also entitled to a refund of costs as customary (airline tickets, taxis, per diem food drink and sleep expenses, hotel etc.). The estimated scope of the expenses, in the event of travel abroad, shall be approved in advance by the Company.

5.6.	It is agreed by the parties that the consideration in section 5 above constitute full consideration for providing the services.

5.7.	It is further agreed between the parties that except for the consideration mentioned in this section 5, the Service Provider shall not be entitled to receive from the Company and/or from any third party any additional benefit and/or wages and/or remuneration of any type and kind for providing the services pertaining to this agreement.

5.8.	An employment relationship shall exist between the Company and the Service Provider. The Company shall issue a salary slip for the Service Provider for his work in service of the Company and it shall deduct tax as required according to law.

6.	Pension Insurance

6.1.	During the period that this agreement applies, and subject to the directives that shall be determined from time to time by the Income Tax Director, and according to the ceiling exempt from tax that is permitted for deduction, the Company shall purchase for the Service Provider pension insurance in a pension fund and it shall deposit in favor of the Service Provider each month sums in the amount of 8.33% of the Service Provider’s salary on account of severance pay and 5% of his salary on account of pension that shall join the 5% that shall be deposited by the Service Provider and deducted from his salary.

6.2.	The pension insurance plan that was purchased by the Company, and to which the Service Provider shall be entitled in accordance with this agreement, is in accordance with the provisions of the “General Approval regarding Employers Payments to a Pension Fund and Insurance Fund in lieu of Severance Pay” (hereinafter the “General Approval”) that was enacted by virtue of section 14 of the Severance Pay Law, 5723- 1963 and a copy of which is attached to this agreement as appendix C.

6.3.	The signature of the Service Provider on this agreement constitute a “written agreement” between the Company and the Service Provider as required according to the provisions of the General Approval.

6.4.	Any release of funds, is subject to the relevant provisions of the law and the provisions of the General Approval, at any given time.

6.5.	In order to avoid doubt it is clarified that deposits to the severance pay component that shall be deposited for the Service Provider shall not be released to the Service Provider and they shall be returned to the Company in the event that the Service Provider is dismissed in circumstances that justify dismissal without severance pay, inter alia, but not only, as a result of committing a criminal offense, and/or as a result of committing a shameful offense, all in accordance with the provisions of the General Approval.

7.	Supplementary Study Fund

7.1.	The Company shall deduct from the employee’s salary as defined in section 5.2 above, a sum in the amount of 2.5% of his salary amount. The Company shall deposit for the employee a sum in the amount of 7.5% of the amount of the employee’s monthly salary. The Company shall transfer these sums to a supplementary study fund for the employee.

7.2.	It is clarified and agreed that the Company’s deposits to the supplementary study fund shall be based on the monthly salary, according to sections 5.1- 5.2 above and up to the ceiling of the salary permitted for deduction for income tax purposes according to the tax rules that apply in fact in this matter.

7.3.	The Company’s share in the funds that shall accumulate for the employee in the supplementary study fund shall not be released to the employee and it shall be returned to the Company in the event the employee is dismissed as a result of any of the circumstances mentioned in section 13.3 of this agreement. Any release of funds in favor of the employee from the supplementary study fund shall be subject to the bylaws of the fund and the income tax regulations, as these shall be in force from time to time.

8.	The Service Provider’s Undertakings

8.1.	Without derogating from the other provisions of this agreement the Service Provider confirms and declares as follows:

8.1.1.	That he has all the qualifications required for fulfilling his position in the framework of the services of the Service Provider.

8.1.2.	That he shall be entitled, during the period of the existence of this agreement, to provide services to anyone provided that this shall not harm the performance of his undertakings according to this agreement.

8.1.3.	That he shall refuse to receive and he shall not receive any payment and/or any other benefit from any third party that has a direct connection or indirect connection with the services of the Service Provider which he performs for the Company, including from the Company’s suppliers.

8.1.4.	deleted

8.1.5.	That he shall notify the Company, immediately and without any delay, of any matter and/or issue in respect to which he has a personal interest in and/or that could create a conflict of interests with providing the services to the Company.

8.1.6.	deleted

8.1.7.	That insofar as he is aware, he has no limitation that prevents him from providing the services to the Company in the framework of this agreement.

8.1.8.	That he has no criminal past and/or criminal record in the Israel Police and insofar as he is aware no lawsuit and/or case and/or police investigation is pending against him and there is no reason that such shall be instituted/ conducted against him.

8.2.	deleted

8.3.	The provisions in this section, and all of its sub- sections are material terms of this agreement.

9.	The Status of the Service Provider

Without derogating from the other provisions of this agreement, it is agreed between the parties that an employment relationship shall exist between the Company and the Service Provider, and the Company shall deduct from the salary of the Service Provider all the relevant payments to the tax authorities.

10.	Condition Precedent

In accordance with the provisions of the Companies Law, this agreement becoming effective, including the payment of the monthly consideration and the grant of the options are conditioned upon the approval of the following organs: (a) the approval of the board of directors of the Company; and (b) an approval of the general meeting of the Company’s shareholders by the majority required according to the Companies Law.

11.	Confidentiality; Non – Competition and Conflict of Interests

The Service Provider undertakes to sign the undertakings that include provisions regarding maintaining confidentiality and non – competition in the form attached as appendix D of this agreement, and he shall undertake towards the Company that:

11.1.	The Service Provider undertakes to keep completely confidential any data and/or document and/or knowledge and/or information concerning the providing of the services to the Company and/or the Company’s business activities. The Service Provider is aware that any such information that is not public domain constitutes property that belongs to the Company. The aforesaid shall not apply to information that is public domain provided that it did not reach the public domain as a result of an action or omission of the Service Provider and/or anyone on his behalf. The aforesaid does not derogate from the authority of the Service Provider to use the information, including giving it to third parties, in the framework and for fulfilling his position in the Company and performing his work in it and to the same extent that this shall be required.

The provisions of this section shall apply to the Service Provider without any time limit (and even after the end or cancelation of this agreement for any reason), however, they shall not apply or they shall cease to apply, respectively, regarding information as mentioned that is public domain at the time this agreement comes into force or that it shall become public domain not due to an action or omission of the Service Provider.

11.2.	The Service Provider undertakes not to be in a position of a conflict of interests between his various businesses and the service that is given by him to the Company. In any event that there shall be a concern of the existence of a conflict of interests, the Service Provider undertakes to notify this to the Company in advance and to receive its written approval to act as set forth above.

11.3.	During the period of the agreement the Service Provider shall not engage and shall not provide services directly or indirectly, including not by a corporation in which he shall have a financial interest, in activities competing with the Company’s activities and the Company’s fields of business.

11.4.	For the sake of avoiding doubt, it is clarified that the passing of the period of 12 months as mentioned in section 9.3 above shall not be construed as such that derogates from the undertakings to maintain confidentiality as mentioned above, and in appendix D, that will continue to remain in force during the period mentioned in section 10.1 above.

11.5.	The undertakings of the Service Provider according to this section and according to appendix D, are fundamental undertakings in this agreement.

12.	Intellectual Property

12.1.	Plans, opinions, ideas, trademarks, patents and intellectual property rights etc… that shall be developed and/or prepared by the Service Provider for the Company and/or any of its customers, shall be, at all times, the exclusive property of the Company and the Service Provider shall not be entitled to any payment and/or remuneration and/or compensation for each of those.

12.2.	Without derogating from the Service Providers other undertakings, the Service Provider hereby undertakes to give all the documentation to the Company that he shall have regarding providing the services by him to the Company, including but not only, the original plans, the source software and all the documents, the information, the databases, the explanations and any other information, whether in writing or in a digital form and/or analogical form and whether verbal and in any other manner according to the provisions of this agreement, at any time that shall be demanded and immediately when demanded.

12.3.	The Company is entitled at all times, according to its absolute sole discretion, to use the material or any information, document, software, database, plans etc… and other details that were given by the Service Provider and the Company is entitled to publish and/or deliver material, all or in part, to whoever it shall see fit, according to its exclusive discretion, in any manner and this is without the need to receive any consent from the Service Provider.

12.4.	The Service Provider undertakes not to transfer and/or deliver any information, document, object etc… that according to their nature, are not public domain, that have reached the Service Provider as a result and/or with respect to providing the services of the Service Provider, to any third party and/or to the public and this is including any part of them and/or any right according to them and/or any benefit.

13.	Professional Liability and Claims

13.1.	The Service Provider fundamentally undertakes to inform the Company in writing and immediately upon the occurrence of an event that in which there is a concern that a claim shall be filed as a result of it against the Service Provider and/or the Company for negligence and/or an omission and/or action in the framework of providing the services to the Company.

13.2.	In addition the Service Provider undertakes to inform the Company in writing of any claim and/or demand and/or letter and/or complaint that shall be filed against him following his engagement as a Service Provider immediately and without delay. In such notice the Service Provider shall set forth all the details of the event and he shall furnish to the Company all the relevant documents all so that the Company may consider the continuation of receiving services form the Service Provider in light of the event.

13.3.	In addition, the Company shall purchase D&O insurance as customary and it shall present for the approval of the general meeting of the shareholders of the Company granting an exemption and indemnification to officers in the Company, including, granting an exemption and indemnification to the Service Provider

14.	Miscellaneous

14.1.	This agreement includes everything that has been agreed upon between the Service Provider and the Company. Upon signing this agreement all the agreements, understandings and letters of undertaking that were exchanged between the parties before its signing, if existing – are null and void.

14.2.	Each party shall pay his costs for preparing this agreement.

14.3.	The provisions of the agreements and arrangements that apply to the Company’s employees and the terms of employment of the Company’s salary paid employees and the terms that apply to other contractors in the Company (if and insofar as existing) shall not apply to the relationship between the Company and the Service Provider.

14.4.	It is expressly agreed that the account books and records of the Company shall constitute prima facie evidence of the truth of that registration for all intents and purposes or a transaction or account registered in them.

14.5.	No conduct of any of the parties shall be considered as a waiver of any of his rights according to this agreement and/or according to any law or as a waiver and consent on his part to any breach or non- performance of any terms of this agreement by the other party or as giving a deferral, extension or as a change, cancellation or addition of any term, unless they were expressly made in writing.

14.6.	Any change, cancellation, addition or amendment to this agreement shall be made in writing and shall obligate only after the signature of both parties.

14.7.	It is agreed that any dispute between the parties pertaining to this agreement shall be brought before a sole arbitrator to rule upon who shall be appointed with the parties’ consent, and in absence of consent the arbitrator shall be appointed by the chairman of the Bar Association in Israel.

15.	Addresses and Notices

15.1.	The addresses of the parties for the purpose of this agreement are as set forth in the preamble of this agreement or any other address of any of the parties which he shall notify of in writing to all the other parties.

15.2.	Any notice that shall be sent by one party to the other, shall be sent in writing by facsimile, and in addition, in writing by registered mail according to the addresses that appear in the preamble of this agreement and/or by personal delivery. A notice that was delivered by post shall be considered as if it was received within 72 hours after it was sent by registered mail in a post office in Israel. A notice that was personally delivered shall be considered as having been received immediately upon its delivery. With respect to this section Saturdays and Jewish holidays shall not be included in the count of days.

And in witness whereof the parties have signed:

/s/ Ofer Amir /s/ Gal Erez	/S/ Yair Ramati

The Company	The Service Provider